July 18, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

Craig D. Wilson

Sr. Asst. Chief Accountant

Mail Stop 4561

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-9303

Re:	HomeAway, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 27, 2013

File No. 001-35215

Dear Mr. Wilson:

This letter is being submitted on behalf of HomeAway, Inc. (the “Company”) and responds to your letter, dated July 2, 2013, transmitting additional comments of the Staff of the Securities and Exchange Commission (the “Commission”) in connection with the above-referenced filing and responding to the responses in our letter dated June 17, 2013.

The Company’s responses to the Staff’s comments are captioned and ordered to correspond to the comments in your letter of July 2, 2013. For your convenience, we have included the text of your comments in bold text, followed by the Company’s response.

In response to certain comments, the Company has noted that it will make changes to disclosures in future filings. It is doing so in order to address the Staff’s views in a constructive manner and not because it believes its prior filings were deficient or inaccurate. Therefore, any changes implemented in future filings should not be viewed as an admission by the Company that prior filings were deficient or inaccurate.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 11. Executive Compensation, page 69 (Incorporated by Reference From Definitive Proxy Statement on Schedule 14A Filed April 26, 2013)

Executive Compensation

Executive Compensation Program Components

Annual Cash Bonuses, page 24

Comment: We note your response to prior comment 5. GAAP revenue and Adjusted EBITDA targets are material to your compensation policies and decisions and play an important role in the way you incentivize management. Both are extremely broad company-wide corporate metrics that are publicly reported. It is still unclear how competitors could pull together specific information about your future operations and strategy from disclosure of your GAAP revenue and Adjusted EBITDA targets and the weight attributed to them. Targets based on these metrics do not appear to constitute confidential commercial or financial information, the disclosure of which would result in substantial competitive harm. Please advise.

1011 W. Fifth Street, Suite 300, Austin, TX 78703

Response: The Company acknowledges the Staff’s additional comments about the target levels for the corporate performance measures under the 2012 Executive Officer Performance Bonus Plan. The Company respectfully submits that it continues to believe that the disclosure of such target levels and the weight attributed to each of them, especially when viewed in combination with other publicly-available information about the Company, would provide valuable insights to our competitors about our ongoing and future business strategies and operational objectives which could result in competitive harm for the reasons set forth in the Company’s letter to the Staff, dated June 17, 2013, in response to Comment 5.

Nevertheless, since the Staff has submitted that it does not understand how disclosure of the target levels and the weight attributed to them would result in competitive harm, the Company agrees that, in future filings, it will address the specific target levels for the corporate financial measures established for its annual incentive compensation plan to the extent that such plans include the same or substantially similar financial measures.

* * * * *

In responding to the Staff’s comments, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filing; (ii) Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments in a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me by telephone ((512) 505-1525) or email (latchison@homeaway.com) if you have any comments or questions about this letter.

Sincerely,

/s/ Rebecca Lynn Atchison

Rebecca Lynn Atchison

Chief Financial Officer

Cc:	Ryan Rohn, Staff Accountant

Evan Jacobson, Staff Attorney

Barbara Jacobs, Assistant Director

Paul Tobias

(Wilson, Sonsini, Goodrich & Rosati PC)

Dana Reed

(PricewaterhouseCoopers LLP)

1011 W. Fifth Street, Suite 300, Austin, TX 78703